Exhibit 12.1
AMKOR TECHNOLOGY, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2016	2015	2014	2013	2012
	(In thousands)
Earnings
Income before taxes and equity in earnings of unconsolidated affiliate	$215,157	$67,912	$136,078	$123,987	$54,111
Interest expense	83,233	84,713	107,688	103,027	94,280
Amortization of deferred debt issuance costs and premiums	1,403	1,662	2,237	2,880	3,663
Interest portion of rent (1)	14,592	8,171	9,502	7,947	4,386
	$314,385	$162,458	$255,505	$237,841	$156,440
Fixed Charges
Interest expense	$83,233	$84,713	$107,688	$103,027	$94,280
Capitalized interest	4,686	10,079	6,912	1,740	—
Amortization of debt issuance costs and premiums	1,403	1,662	2,237	2,880	3,663
Interest portion of rent (1)	14,592	8,171	9,502	7,947	4,386
	$103,914	$104,625	$126,339	$115,594	$102,329
Ratio of earnings to fixed charges	3.0	1.6	2.0	2.1	1.5

(1)	Represents one-third of total rent expense which we believe is a reasonable estimate of the interest component of rent expense.